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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that with effect from 20 December 2016, Dr. Shang-yi Chiang (“Dr. Chiang”) has been appointed as a Class III independent non-executive director of the Company. Dr. Chiang’s brief biography is as follows:

Dr. Shang-yi Chiang, age 70, earned his Bachelor of Science degree from National Taiwan University in 1968, his Master of Science degree from Princeton University in 1970 and his Doctorate from Stanford University in 1974, all in Electrical Engineering. After completing his study, he worked at Texas Instruments and Hewlett-Packard. He returned to Taiwan in 1997 to serve as TSMC’s Vice President of Research and Development. He was Co-Chief Operating Officer when he retired at the end of 2013. After that, Dr. Chiang served two more years as the Adviser to Chairman at TSMC.

During Dr. Chiang’s 40-year career in the semiconductor industry, he has contributed to the research and development of CMOS, NMOS, Bipolar, DMOS, SOS, SOI, GaAs lasers, LED, E-Beam lithography and silicon solar cells. At TSMC, Dr. Chiang led TSMC R&D team set milestones in semiconductor technology in the 0.25um, 0.18um, 0.15um, 0.13um, 90nm, 65nm, 40nm, 28nm, 20nm and 16nm FinFET generations, transformed TSMC from a technology follower to a technology leader.

Dr. Chiang’s achievements have won many awards and honours. In 2001, he was chosen as one of the 50 “Stars of Asia” by Businessweek Magazine. This award recognises the outstanding performance of TSMC’s R&D team under his leadership, his vision and his determination. He was made a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 2002. He received ERSO Award and was honoured as National Taiwan University Distinguished Alumni in 2013. He won IEEE Ernst Weber Managerial Leadership Award and was elected ITRI (Industrial Technology Research Institute) Laureate by the Taiwan Government in 2015.

Dr. Chiang has devoted his career to advancing the semiconductor technology and developing the semiconductor industry, and is a pioneer in making digital technology commonplace in our society.

Dr. Chiang entered into a service contract (the “Service Contract”) with the Company on 20 December 2016 for a term commencing on 20 December 2016 and ending on the next following annual general meeting of the Company (the “2017 AGM”) after his appointment. Dr. Chiang will be subject to re-election by the shareholders of the Company at the 2017 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation as a Class III director of the Company in accordance with the Articles of Association of the Company.

As an independent non-executive director of the Company, Dr. Chiang is entitled to an annual cash compensation of US$40,000, an option to subscribe for 187,500 ordinary shares of the Company and 187,500 restricted share units to be granted in accordance with the Service Contract. Dr. Chiang’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Dr. Chiang is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), nor does he have any relationships with any directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, Dr. Chiang does not hold any other positions with the Company or other members of the Group.

Save for the information disclosed above, there is no other information relating to Dr. Chiang’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Following the appointment of Dr. Chiang as an additional independent non-executive director of the Company, the number of independent non-executive director of the Board is restored to more than one-third of the number of members of the Board as required under Rule 3.10A of the Rules Governing the Listing of Securities on The Stock Exchange.

The Board would like to take this opportunity to welcome Dr. Chiang joining the Board.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 21 December 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie

Ren Kai

Lu Jun

Independent Non-executive Directors
William Tudor Brown
Lip-Bu Tan
Carmen I-Hua Chang
Shang-yi Chiang

* For identification purposes only